UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2005

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                    .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: October 28, 2005	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary

NEWS RELEASE
Methanex Corporation
1800-200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: (604) 661-2600
http://www.methanex.com
For immediate release
METHANEX REPORTS THIRD QUARTER EARNINGS
October 26, 2005
Methanex Corporation recorded income before unusual items (after-tax) of US$24.2 million (US$0.21 diluted per share) for the third quarter of 2005. After unusual items related to costs to permanently shut down its Kitimat site and a one-time charge in connection with new retroactive tax legislation in Trinidad, the Company recorded a net loss of US$21.8 million (diluted net loss per share of US$0.19) and generated Adjusted EBITDA1 of US$69.3 million for the third quarter ended September 30, 2005. This compares with net income of US$71.2 million (US$0.58 diluted net income per share) and Adjusted EBITDA of US$125.9 million for the same period in 2004.
Bruce Aitken, President and CEO of Methanex commented, “In the third quarter we sold approximately 180,000 tonnes less methanol from our low cost plants than we did in the second quarter of 2005. This was due in part to unplanned maintenance outages at our plants in Trinidad, curtailments of natural gas and the advancement of maintenance turnarounds at our Chilean facilities, as well as disruptions suffered by some of our customers in the United States as a result of hurricanes and other events. While we are disappointed with the reduced levels of production during the third quarter, our low cost plants are now well positioned to run at higher rates in the fourth quarter. Our new Chile IV plant has recently completed its reliability and performance tests and is now operating above rated capacity, bringing our global low cost production capability to 5.8 million tonnes per year and significantly improving our ability to generate cash throughout the methanol price cycle.”
During the third quarter of 2005 we lost approximately 43,000 tonnes of production from our plants in Chile due to curtailments of natural gas resulting from redirection orders from the Argentinean government. The total production loss caused by curtailments from May to August of 2005 (the winter season in the southern hemisphere), was approximately 100,000 tonnes. This compares to a loss of approximately 50,000 tonnes of production for the same period in 2004. To mitigate the impact of natural gas curtailments in 2005, we advanced planned maintenance turnarounds for two of our facilities in Chile from the fourth quarter to the third quarter and this reduced third quarter production by approximately 140,000 tonnes. The Company has not suffered any production losses due to these curtailments of natural gas since mid-August of 2005.
- more -

-continued-
Mr. Aitken continued, “Methanol pricing remained strong and relatively stable in the third quarter underpinned by continued high global energy prices and supply and demand fundamentals. Our average realized price for the third quarter of 2005 was US$240 per tonne compared with US$256 per tonne for the previous quarter and US$248 per tonne for the third quarter of 2004. During the quarter we announced plans to shut down our remaining high cost capacity. Our 530,000 tonne per annum New Zealand plant was shut down at the end of September 2005 (and remains a flexible asset) and we plan to permanently close our 500,000 tonne per annum Kitimat plant on November 1, 2005. We have observed that a number of our competitors in North America and Europe have in the last few months announced closures of their facilities due to escalating feedstock costs. As a result of these shutdowns and continued strong demand, we expect the methanol market to remain balanced in the fourth quarter of 2005. Our posted references prices have increased for October, ranging from US $280 to $319 per tonne (US$0.84 to $0.96 per gallon) before discounts.”
Mr. Aitken concluded, “Our balance sheet and cash generation remained very strong this quarter. With US$152 million cash on hand at the end of the third quarter and a US$250 million undrawn credit facility, we have the financial capacity to complete our capital maintenance spending program, pursue new opportunities to enhance our leadership position in the methanol industry and continue to deliver on our commitment to maintain a prudent balance sheet and return excess cash to shareholders.”
A conference call is scheduled for Thursday, October 27 at 11:00 am EDT (8:00 am PDT) to review these third quarter results. To access the call, dial the Telus Conferencing operator ten minutes prior to the start of the call at (416) 883-0139, or toll free at (888) 458-1598. The passcode for the call is 75577. A playback version of the conference call will be available for seven days at (877) 653-0545. The reservation number for the playback version is 261999. There will be a simultaneous audio-only webcast of the conference call, which can be accessed from our website at www.methanex.com.
Methanex is a Vancouver based, publicly-traded company engaged in the worldwide production and marketing of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq National Market in the United States under the trading symbol “MEOH.”

[1]	For a definition of Adjusted EBITDA, please refer to “Additional Information — Supplemental Non-GAAP Measures” included in the accompanying Interim Report.
-end-
For further information, contact:
Wendy Bach
Director, Investor Relations
Tel: 604.661.2600
Information in this news release may contain forward-looking statements. By their nature, such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections which are included in the forward looking information. They include world-wide economic conditions, actions of competitors, the availability and cost of gas feedstock, the ability to implement business strategies and pursue business opportunities, conditions in the methanol and other industries including the supply and demand for methanol and the risks attendant with producing and marketing methanol, integrating acquisitions and realizing anticipated synergies and carrying out major capital expenditure projects. Please also refer to our publicly available documents filed from time to time with securities commissions.

3
Interim Report
For the nine months ended
September 30, 2005
At October 25, 2005 the Company had 115,830,767 common shares issued and outstanding and stock options exercisable for 746,175 additional common shares.
Share Information
Methanex Corporation’s common shares are listed for trading on the Toronto Stock Exchange under the symbol MX and on the Nasdaq National Market under the symbol MEOH.
Transfer Agents & Registrars
CIBC Mellon Trust Company
320 Bay Street
Toronto, Ontario, Canada M5H 4A6
Toll free in North America:
1-800-387-0825
Investor Information
All financial reports, news releases and corporate information can be accessed on our web site at www.methanex.com.
Contact Information
Methanex Investor Relations
1800 — 200 Burrard Street
Vancouver, BC Canada V6C 3M1
E-mail: invest@methanex.com
Methanex Toll-Free: 1-800-661-8851
Third Quarter Management’s Discussion and Analysis
Except where otherwise noted, all currency amounts are stated in United States dollars.
This third quarter 2005 Management’s Discussion and Analysis should be read in conjunction with the 2004 Annual Consolidated Financial Statements and the Management’s Discussion and Analysis included in the Methanex 2004 Annual Report. The Methanex 2004 Annual Report and additional information relating to Methanex is available on SEDAR at www.sedar.com.

	Three Months Ended			Nine Months Ended
	Sep 30	Jun 30	Sep 30	Sep 30	Sep 30
($ millions, except where noted)	2005	2005	2004	2005	2004

Sales volumes (thousands of tonnes)
Company produced:
Chile and Trinidad	947	1,129	955	3,203	2,704
Kitimat and New Zealand	183	203	352	634	1,063

	1,130	1,332	1,307	3,837	3,767
Purchased methanol	325	269	423	890	1,558
Commission sales[1]	75	158	41	378	41

	1,530	1,759	1,771	5,105	5,366

Average realized methanol price ($ per tonne)[2]	240	256	248	253	232
Methanex average non-discounted posted price ($ per tonne)[3]	282	308	276	300	259
Operating income	16.8	98.1	105.7	229.6	256.8
Net income (loss)	(21.8)	62.9	71.2	117.2	170.4
Income before unusual items (after-tax)[4]	24.2	62.9	71.2	163.2	170.4
Cash flows from operating activities[5]	29.1	99.1	108.7	244.2	271.2
Adjusted EBITDA[4]	69.3	119.6	125.9	323.6	313.6
Basic net income (loss) per common share	(0.19)	0.53	0.59	0.99	1.40
Diluted net income (loss) per common share	(0.19)	0.53	0.58	0.98	1.38
Diluted income before unusual items (after-tax) per share[4]	0.21	0.53	0.58	1.37	1.38
Common share information (millions of shares):
Weighted average number of common shares outstanding	117.5	118.4	121.6	118.6	121.9
Diluted weighted average number of common shares outstanding	117.5	118.9	123.2	119.3	123.4
Number of common shares outstanding, end of period	116.6	117.6	120.0	116.6	120.0

[1]	Commission sales volumes represent volumes marketed on a commission basis. Commissions earned are included in revenue.

[2]	Average realized methanol price is calculated as revenue, excluding commissions earned, divided by the total sales volumes of produced and purchased methanol.

[3]	Represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume.

[4]	Adjusted EBITDA, income before unusual items (after-tax) and diluted income before unusual items (after-tax) per share are non-GAAP measures. For a reconciliation of these amounts to the most directly comparable GAAP measures, refer to “Additional Information — Supplemental Non-GAAP Measures”.

[5]	Before changes in non-cash working capital.

METHANEX CORPORATION 2005 THIRD QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 1

For the third quarter of 2005 we recorded Adjusted EBITDA of $69.3 million and a net loss of $21.8 million (diluted net loss per share of $0.19). This compares with Adjusted EBITDA of $119.6 million and net income of $62.9 million (diluted net income per share of $0.53) for the second quarter of 2005 and Adjusted EBITDA of $125.9 million and net income of $71.2 million (diluted net income per share of $0.58) for the third quarter of 2004. For the nine month period ended September 30, 2005, we recorded Adjusted EBITDA of $323.6 million and net income of $117.2 million (diluted net income per share of $0.98) compared with Adjusted EBITDA of $313.6 million and net income of $170.4 million (diluted net income per share of $1.38) for the same period in 2004.
For the third quarter of 2005 and for the nine month period ended September 30, 2005, we recorded income before unusual items (after-tax) of $24.2 million (diluted income before unusual items (after-tax) per share of $0.21) and $163.2 million (diluted income before unusual items (after-tax) per share of $1.37), respectively. A reconciliation from net income (loss) to income before unusual items (after-tax) is as follows:

($ millions)	Q3 2005	YTD Q3 2005

Net income (loss)	$(21.8)	$117.2
Add unusual items:
Kitimat closure costs (before and after-tax)	29.1	29.1
Adjustment to taxes related to retroactive change in legislation	16.9	16.9

Income before unusual items (after-tax)	$24.2	$163.2

During the third quarter of 2005 we announced the planned November 1, 2005 closure of the Kitimat methanol and ammonia facilities. The total closure costs are estimated to be approximately $41 million (before and after-tax) and include employee severance costs of approximately $13 million and contract termination costs of approximately $28 million. Contract termination costs include costs to terminate a take-or-pay natural gas transportation agreement and an ammonia supply agreement. For accounting purposes, a portion of the total costs has been recognized in the third quarter of 2005 and the remaining costs will be recognized in the fourth quarter. As a result, during the three months ended September 30, 2005, we recorded Kitimat closure costs of $29 million and the remaining Kitimat closure costs of approximately $12 million will be recorded during the fourth quarter of 2005. Approximately $7 million of the total Kitimat closure costs are expected to be paid during the fourth quarter of 2005 with the remainder paid in early 2006.
During the third quarter of 2005, we entered into an agreement to provide terminalling services to Calgary-based EnCana at the Kitimat site. We expect this agreement will enable us, over time, to offset at least some or possibly all of the Kitimat closure costs. The agreement allows us to import methanol from our other production facilities through Kitimat.
During the third quarter of 2005, the government of Trinidad introduced new tax legislation retroactive to January 1, 2004. As a result, during the three month period ended September 30, 2005 we recorded a $17 million adjustment to increase future income taxes to reflect the retroactive impact for the period January 1, 2004 to June 30, 2005. The government has announced that it is considering an amendment to change the retroactive date to January 1, 2005. We estimate that changing the retroactive date to January 1, 2005 would substantially reverse our adjustment. There can be no assurance, however, that an amendment will be introduced and passed into law.
Our third quarter results were also impacted by lower sales volumes. Our total sales volumes for the third quarter of 2005 were 229,000 tonnes lower than for the second quarter of 2005. Sales from our low cost Trinidad and Chile facilities, where we earn substantially all of our margins, were lower by 182,000 tonnes, primarily due to decreased production from these facilities during the quarter.
Our Chile and Trinidad production facilities produced 1.0 million tonnes during the third quarter of 2005 compared with an operating capacity of 1.4 million tonnes. Production from our Trinidad facilities was 140,000 tonnes lower than capacity due to unplanned maintenance turnarounds which were completed during the quarter. At our Chilean facilities, production was 276,000 tonnes lower than capacity, primarily due to the advancement of planned maintenance turnarounds to the third quarter, gas

METHANEX CORPORATION 2005 THIRD QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 2

curtailments from Argentina and technical issues on the start-up of Chile IV. Chile IV has recently completed its reliability and performance tests and is operating well — refer to Production Summary.
In addition to these production factors, the hurricanes that impacted the United States Gulf Coast during the quarter disrupted our supply chain and reduced our sales volumes to customers in this region. Certain of our customers also had outages unrelated to the hurricanes and this further reduced our sales volumes. These factors, in addition to inventory movements and timing of production, caused us to temporarily adjust our sales levels and the timing of customer deliveries.
Going forward, now that Chile IV is through the start-up phase and turnarounds at our facilities in Trinidad and Chile have been completed, we expect that production from these low cost assets will increase substantially. We also expect that in the fourth quarter we will return to more historical sales levels, despite the closures of our Kitimat and Waitara Valley facilities. A higher proportion of our sales will come from our low cost Trinidad and Chile production hubs.
Production Summary

	Q3 2005		Q2 2005	Q3 2004	YTD Q3 2005	YTD Q3 2004
(thousands of tonnes)	Capacity	Production	Production	Production	Production	Production

Chile and Trinidad:
Chile I, II, III and IV	960	684	702	640	2,113	2,002
Titan	213	184	135	176	521	586
Atlas (63.1% interest)	268	157	252	157	644	157

	1,441	1,025	1,089	973	3,278	2,745

Other:
New Zealand	133	120	103	304	343	822
Kitimat	125	102	120	121	341	364

	258	222	223	425	684	1,186

	1,699	1,247	1,312	1,398	3,962	3,931

Chile
Over the period from mid-May to mid-August (the winter season in the southern hemisphere), our Chilean facilities suffered production losses totaling approximately 100,000 tonnes as a result of curtailments of natural gas resulting from redirection orders from the Argentinean government. This compares with 50,000 tonnes over the same period in 2004. During the third quarter of 2005, curtailments of natural gas from Argentina represented 43,000 tonnes of lost production and temporary technical difficulties experienced by our gas supplier in Chile represented 10,000 tonnes of lost production. We have not suffered any production losses due to natural gas redirection orders by the Argentinean government since mid-August and curtailments to all regions of Chile have declined recently as weather has warmed in Argentina. There continues to be a relationship between temperatures in Argentina and gas curtailments to Chile.
We believe that these curtailments of natural gas have also been influenced by greater domestic demand in Argentina, the timing of increases of gas production and other dynamics related to the energy crisis in Argentina. We are exploring various possible mitigating actions that we could take to address any future potential curtailments. There can be no assurance, however, that natural gas supply to our facilities will not be impacted in the future.
To mitigate the impact of natural gas curtailments in 2005, we advanced planned maintenance turnarounds for two of our facilities in Chile from the fourth quarter to the third quarter and this reduced third quarter production by approximately 140,000 tonnes. Our new 840,000 tonne per year Chile IV methanol facility commenced operations at the end of the second quarter of 2005. We experienced some technical issues during start-up that resulted in approximately 50,000 tonnes of lost production during the quarter. Chile IV recently completed its start-up phase and is operating well. Excluding the impact of natural gas curtailments, planned turnarounds and the Chile IV start-up issues, our facilities in Chile operated at 97% of capacity during the third quarter. As a result of shifting the planned turnarounds to the third quarter and Chile IV coming on stream, our Chilean facilities represent 960,000 tonnes of available operating capacity in the fourth quarter.

METHANEX CORPORATION 2005 THIRD QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS

Trinidad
During the third quarter of 2005, our Titan facility in Trinidad experienced an unplanned outage and this resulted in approximately 29,000 tonnes of lost production. The Atlas facility in Trinidad experienced operating problems during the third quarter related to technical design issues and this resulted in a 38 day shutdown to complete repairs. The reduced operating rate and the shutdown resulted in approximately 111,000 tonnes of lost production from the Atlas facility during the third quarter.
Kitimat and New Zealand
We reduced the operating rate at our Kitimat facility during the third quarter of 2005 in order to mitigate our exposure to high cost natural gas. During the third quarter, we announced our plans to permanently close the Kitimat facility in early January 2006 upon expiration of an ammonia offtake agreement with Mitsui & Co., Ltd. Subsequently, we were successful in further mitigating our exposure to high cost natural gas through an agreement with Mitsui to terminate the offtake agreement early and to cease production of methanol and ammonia on November 1, 2005.
During the third quarter of 2005, our 530,000 tonne per annum Waitara Valley, New Zealand methanol facility produced 120,000 tonnes compared with 103,000 tonnes during the second quarter. On September 30, 2005 we ceased production at this facility due to unfavourable economics. The Waitara Valley plant remains as a flexible production asset, with future operations dependent on securing economically priced natural gas.
Earnings Analysis
Adjusted EBITDA
Commencing in 2005, we are providing separate discussion of the changes in Adjusted EBITDA related to our Kitimat and New Zealand facilities. Accordingly, the average realized methanol price, total cash cost and sales volume variances represent the changes in Adjusted EBITDA excluding the changes related to sales of Kitimat and New Zealand produced methanol. The change in cash margin earned by our Kitimat and New Zealand facilities is presented and analyzed separately. For a further discussion of the definitions and calculations used in our Adjusted EBITDA variance analysis, refer to How We Analyze Our Business provided at the end of this Management’s Discussion and Analysis.
The change in Adjusted EBITDA resulted from the following:

	Q3 2005	Q3 2005	YTD Q3 2005
	compared with	compared with	compared with YTD
($ millions)	Q2 2005	Q3 2004	YTD Q3 2004
Increase (decrease) to Adjusted EBITDA related to changes in:
Average realized methanol price	$(16)	$(8)	$68
Total cash cost	(7)	(18)	(36)
Sales volumes	(27)	(1)	50
Margin earned from Kitimat and New Zealand facilities	(1)	(26)	(59)
Margin on the sale of purchased methanol	1	(4)	(13)

	$(50)	$(57)	$10

Average realized methanol price
We continue to operate in a favourable price environment underpinned by strong demand and high global energy prices. Our average realized price for the third quarter of 2005 was $240 per tonne compared with $256 per tonne for the second quarter of 2005 and $248 per tonne for the third quarter of 2004. Our average realized price for the nine month period ended September 30, 2005 was $253 per tonne compared with $232 per tonne for the same period in 2004. The impact on Adjusted EBITDA of changes in the average realized price for produced methanol is included in the above table.
The methanol industry is highly competitive and prices are affected by supply and demand fundamentals. We publish non-discounted prices for each major methanol market and offer discounts to customers based on various factors. For the third quarter of 2005 our average realized price was approximately 15% lower than our average non-discounted posted price. This

METHANEX CORPORATION 2005 THIRD QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS

compares with approximately 17% lower for the second quarter of 2005 and 10% lower for the third quarter of 2004. In order to reduce the impact of cyclical pricing on our earnings, for a portion of our production volume we have positioned ourselves with certain global customers under long-term contracts where prices are either fixed or linked to our costs plus a margin. The discount from our average non-discounted posted price has narrowed during the third quarter of 2005 compared with the second quarter of 2005 due primarily to the decline in our average non-discounted posted price over this period. The discount from our average non-discounted posted price for the third quarter of 2005 compared with the same period in 2004 has increased primarily as a result of higher sales volumes under these long-term contracts in 2005. We believe it is important to maintain financial flexibility throughout the methanol price cycle and these strategic contracts are a part of our balanced approach to the management of cash flow and liquidity through the methanol price cycle.
Total cash cost
Maintaining a low cost structure provides a competitive advantage in a commodity industry and is a key element of our strategy. Our low cost production facilities in Chile and Trinidad are underpinned by long-term low cost take-or-pay natural gas purchase agreements with pricing terms that are linked to methanol prices above a pre-determined floor price. We believe this enables these facilities to be competitive throughout the methanol price cycle.
Total cash costs for the third quarter of 2005 were higher than in second quarter of 2005 by $7 million due to higher ocean shipping fuel costs, maintenance at our production facilities and $2 million in costs associated with the completion of our NAFTA claim. Total cash costs for the three and nine month periods ended September 30, 2005 were higher than in the same periods in 2004 by $18 million and $36 million, respectively. Approximately $9 million and $30 million, respectively, of the increases relate to higher costs for natural gas at our Chile and Trinidad facilities primarily as a result of higher methanol prices in 2005. The remaining increase for both periods relates primarily to higher costs associated with unplanned outages at our facilities in Chile and Trinidad, higher ocean shipping fuel costs and costs associated with the completion of our NAFTA claim.
Sales volumes
Sales volumes of methanol produced at our low cost Chile and Trinidad production hubs were lower by 182,000 tonnes for the third quarter of 2005 compared with the second quarter of 2005 and this reduced Adjusted EBITDA by $27 million. Sales volumes of production from Chile and Trinidad on a year-to-date basis were 499,000 tonnes higher than for the same period in 2004 and this increased Adjusted EBITDA by $50 million. Over the past year we have introduced 1.9 million tonnes of annual low cost production capability in Chile and Trinidad. As a result of planned and unplanned outages and the gradual production increase during the start-up of Chile IV, sales volumes from our low cost production facilities for the third quarter were lower than operating capacity.
Margin earned from Kitimat and New Zealand facilities
Our cash margin on sales of Kitimat and New Zealand production was a net loss of $3 million during the third quarter of 2005 compared with a net loss of $2 million for the second quarter. For the third quarter, a $6 million loss incurred by our Kitimat facility due to the high cost of natural gas was offset by a positive contribution of $3 million from our New Zealand facility. As previously discussed, we have announced our plan to permanently close our Kitimat facility in early November. We expect to sell our remaining inventories of this high cost product, including October production, during the fourth quarter. On September 30, 2005, we ceased production at our Waitara Valley, New Zealand facility.
For the three and nine month periods ended September 30, 2005 compared with the same periods in 2004, lower cash margins from our Kitimat and New Zealand facilities decreased Adjusted EBITDA by $26 million and $59 million, respectively. The decrease in cash margins compared with 2004 relates to significantly lower sales volumes of New Zealand production, increased cash costs in New Zealand and higher natural gas costs for our Kitimat facility. Our costs in New Zealand were lower in 2004, primarily as a result of favourable New Zealand dollar foreign currency forward contracts that expired during the third quarter of 2004.

METHANEX CORPORATION 2005 THIRD QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS

Margin on the sale of purchased methanol
We purchase additional methanol produced by others on the spot market or through long-term offtake contracts in order to meet customer needs and support our marketing efforts. Consequently, we realize holding gains or losses on the resale of this product depending on the methanol price at the time of resale. Our cash margin was nil on the sale of 0.3 million tonnes during the third quarter of 2005 compared with a gain of $4 million on the sale of 0.4 million tonnes for the third quarter of 2004. For the nine month period ended September 30, 2005, we incurred a loss of $4 million on the resale of purchased methanol compared with a gain of $9 million for the same period in 2004. Methanol prices were increasing during 2004 and as a result we realized holding gains on the resale of purchased methanol. In contrast, methanol prices have remained relatively stable during 2005.
Depreciation and Amortization
Depreciation and amortization was $23 million for the third quarter of 2005 compared with $22 million for the second quarter of 2005 and $20 million for the same period in 2004. For the nine month period ended September 30, 2005, depreciation and amortization was $65 million compared with $57 million for the same period in 2004. The increase in depreciation and amortization for the nine month period ended September 30, 2005 compared with the same period in 2004 is primarily due to the depreciation of the Atlas methanol facility, which commenced operations during the third quarter of 2004, and the Chile IV methanol facility, which entered the start-up phase and commenced operations during the second quarter of 2005.
Interest Expense & Interest and Other Income

	Three Months Ended			Nine Months Ended
	Sep 30	Jun 30	Sep 30	Sep 30	Sep 30
($ millions)	2005	2005	2004	2005	2004
Interest expense before capitalized interest	$11	$14	$14	$39	$41
Less capitalized interest:
Chile IV	—	(3)	(4)	(8)	(10)
Atlas	—	—	(1)	—	(10)

Interest expense	$11	$11	$9	$31	$21

Interest and other income	$7	$—	$1	$8	$5

Interest incurred during construction is capitalized to the cost of the asset until the asset is substantively complete and ready for productive use. The Atlas methanol facility commenced operations during the third quarter of 2004 and Chile IV commenced operations during the second quarter of 2005.
Included in interest and other income for the third quarter of 2005 is a gain of $3 million on the disposition of certain assets in New Zealand. The remaining change in interest and other income for the third quarter of 2005 compared with the same period in 2004 relates to the impact on earnings of higher interest income and changes in foreign exchange rates.
Income Taxes
During the third quarter of 2005, the government of Trinidad introduced new tax legislation retroactive to January 1, 2004. As a result, during the third quarter of 2005, we recorded a $17 million adjustment to increase future income taxes to reflect the retroactive impact for the period January 1, 2004 to June 30, 2005. The government has announced that it is considering an amendment to change the retroactive date to January 1, 2005. We estimate that changing the retroactive date to January 1, 2005 would substantially reverse our adjustment. There can be no assurance, however, that an amendment will be introduced and passed into law.
Excluding the unusual items relating to the Kitimat closure costs and the Trinidad tax adjustment, the tax rate for the third quarter was 42% compared with 28% for the second quarter of 2005 and 27% for the third quarter of 2004. The tax rate increased as a result of higher losses in Canada, where we do not recognize the benefit of tax losses, and the impact on ongoing operations from the recent change in tax legislation in Trinidad.

METHANEX CORPORATION 2005 THIRD QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS

Supply/Demand Fundamentals
We continue to operate in a favourable price environment and a balanced market. Towards the end of the third quarter, MHTL announced that its 1.8 million tonne plant in Trinidad had commenced operations. Also during the third quarter, we announced the permanent closure of our 0.5 million tonne Kitimat facility and the idling of 0.5 million tonnes of capacity in New Zealand. Since the beginning of September, approximately 3 million tonnes of annual capacity in North America, Europe and New Zealand has either been shut down or had its operating rate reduced. We believe that there is still approximately 1.3 million tonnes of annual capacity operating in North America that is exposed to high feedstock costs. The plants that have recently been idled or are expected to be idled substantially offset the supply from the new MHTL plant in Trinidad.
In addition, there are a number of smaller-scale plants in China expected to be completed during 2005. We continue to believe that substantially all Chinese methanol production will be consumed within the Chinese market.
Methanex non-discounted posted prices for October 2005 are $319 per tonne ($0.96 per gallon) in the United States and $280 per tonne in Asia. The European quarterly contract price for the third quarter of 2005 was held at €220, however, the Methanex non-discounted posted contract price in Europe was increased by €15 to €235 (US$285 per tonne at the time of settlement compared with US$267 at July 2005). Currently, spot prices in the United States are approximately $266 to $273 per tonne ($0.80 to $0.82 per gallon) and spot prices in Europe (FOB Rotterdam) are approximately €215 per tonne. Prices in Asia are currently between $225 and $250 per tonne.
Methanex Non Discounted Regional Posted Contract Prices

	Oct	Jul
US$ per tonne	2005	2005

United States	$319	$299
Europe*	$285	$267
Asia	$280	$280

*	€235 at October 2005 (July 2005 — €220) converted to United States dollars at the date of settlement.
Liquidity and Capital Resources
Cash flows from operating activities before changes in non-cash working capital in the third quarter of 2005 were $29 million compared with $109 million for the same period in 2004. For the nine month period ended September 30, 2005, cash flows from operating activities before changes in non-cash working capital were $244 million compared with $271 million for the same period in 2004. The changes in cash flows from operating activities before changes in non-cash working capital are primarily the result of changes in the level of earnings.
During the third quarter of 2005, we issued $150 million of 6.00% notes due August 15, 2015. The net proceeds, together with cash on hand, were used to repay $250 million of 7.75% notes at maturity on August 15, 2005. As a result of these transactions, our total long-term debt was reduced by $100 million.
During the third quarter of 2005, we repurchased for cancellation 1.0 million shares at an average price of US$14.92 per share, totaling $15 million, under a normal course issuer bid that expires May 16, 2006. At September 30, 2005, we have repurchased a total of 1.6 million common shares under this bid with a maximum allowable repurchase of 5.9 million common shares. For the nine months ended September 30, 2005, we repurchased 4.7 million common shares at an average price of US$17.55, or $82 million.
During the third quarter of 2005, we paid a quarterly dividend of US$0.11 per share, or $13 million, compared with $0.08 per share, or $9 million, for the third quarter of 2004. For the nine month period ended September 30, 2005 we paid total dividends of US$0.30 per share, or $35 million, compared with US$0.20 per share, or $24 million, for the same period in 2004.
Capital expenditures for Chile IV during the third quarter of 2005 were $7 million and the remaining costs to complete the facility at September 30, 2005 are estimated to be $16 million. During the third quarter of 2005, we incurred capital expenditures related to turnarounds of approximately $26 million for our facilities in Chile and Trinidad.
We have strong financial capacity and flexibility. Our cash balance at September 30, 2005 was $152 million and we have an undrawn $250 million credit facility. The planned capital maintenance expenditure program directed towards major

METHANEX CORPORATION 2005 THIRD QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS

maintenance, turnarounds and catalyst changes is currently estimated to total approximately $90 million from the fourth quarter of 2005 to the end of 2008.
We have the financial capacity to complete our capital maintenance spending program, pursue new opportunities to enhance our leadership position in the methanol industry and continue to deliver on our commitment to maintain a prudent balance sheet and return excess cash to shareholders.
The credit ratings for our unsecured notes at September 30, 2005 were as follows:

Standard & Poor’s Rating Services	BBB- (stable)
Moody’s Investor Services	Ba1 (stable)
Fitch Ratings	BBB (stable)

Credit ratings are not recommendations to purchase, hold or sell securities and do not comment on market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future.

Strong-Term Outlook
Industry fundamentals and methanol pricing remain favourable. In addition to the announced shutdowns of our Kitimat and New Zealand facilities, the high global energy price environment has led to other announcements regarding the shutdowns of higher cost production in North America and Europe. The plants that have recently been idled or are expected to be idled substantially offset the supply from the new MHTL plant in Trinidad. The methanol price will ultimately depend on industry operating rates, the rate of industry restructuring and the strength of global demand.
We enter the fourth quarter in an excellent position to enjoy much higher production and sales from our low cost Chile and Trinidad operations. We believe that our excellent financial position and financial flexibility, outstanding global supply network and low-cost position will ensure that Methanex continues to be the leader in the methanol industry.
October 26, 2005

METHANEX CORPORATION 2005 THIRD QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS

Additional Information – Supplemental Non-Gaap Measures
In addition to providing measures prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), Methanex presents supplemental non-GAAP measures. These are Adjusted EBITDA, income before unusual items (after-tax) and diluted income before unusual items (after-tax) per share. These supplemental non-GAAP measures do not have standardized meanings prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Management believes these measures are useful in assessing performance and highlighting trends on an overall basis. Management also believes Adjusted EBITDA is frequently used by securities analysts and investors when comparing our results with those of other companies.
Adjusted EBITDA
Adjusted EBITDA differs from the most comparable GAAP measure, cash flows from operating activities, primarily because it does not include changes in non-cash working capital and cash flows related to interest expense, interest and other income, income taxes and unusual items, including the Kitimat closure costs recorded during the third quarter of 2005. This measure should be considered in addition to, and not as a substitute for, net income, cash flows from operating activities and other measures of financial performance and liquidity reported in accordance with GAAP.
The following table shows a reconciliation of cash flows from operating activities to Adjusted EBITDA:

	Three Months Ended			Nine Months Ended
	Sep 30	Jun 30	Sep 30	Sep 30	Sep 30
($ thousands)	2005	2005	2004	2005	2004

Cash flows from operating activities	$45,778	$115,488	$63,256	$255,087	$221,156
Add (deduct):
Changes in non-cash working capital	(16,718)	(16,344)	45,421	(10,847)	50,005
Other non-cash items	(4,347)	(4,791)	(4,493)	(13,638)	(8,257)
Kitimat closure costs	29,125	—	—	29,125	—
Interest expense	11,424	10,514	8,715	30,999	21,344
Interest and other income	(7,001)	(108)	(941)	(8,371)	(4,500)
Income taxes – current	11,011	14,831	13,944	41,207	33,870

Adjusted EBITDA	$69,272	$119,590	$125,902	$323,562	$313,618

METHANEX CORPORATION 2005 THIRD QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS

Income before Unusual Items (after-tax) and Diluted Income before Unusual Items (after-tax) Per Share
These supplemental non-GAAP measures are provided to assist readers in comparing earnings from one period to another without the impact of unusual items that management considers to be non-operational and/or non-recurring. Diluted income before unusual items (after-tax) per share has been calculated by dividing income before unusual items (after-tax) by the diluted weighted average number of common shares outstanding. For the three month period ended September 30, 2005, the diluted weighted average number of common shares outstanding for the calculation of diluted income before unusual items (after-tax) per share differs from the diluted weighted average number of common shares outstanding for the calculation of net loss per share. For the calculation of diluted weighted average number of common shares outstanding for the calculation of net loss per share, the effect of dilutive stock options of 342,076 has not been included as the impact would be anti-dilutive.
The following table shows a reconciliation of net income (loss) to income before unusual items (after-tax) and the calculation of diluted income before unusual items (after-tax) per share:

	Three Months Ended			Nine Months Ended
	Sep 30	Jun 30	Sep 30	Sep 30	Sep 30
($ thousands)	2005	2005	2004	2005	2004

Net income (loss):	$(21,789)	$62,935	$71,178	$117,178	$170,383
Add unusual items:
Kitimat closure costs	29,125	—	—	29,125	—
Adjustment to taxes related to retroactive change in legislation	16,879	—	—	16,879	—

Income before unusual items (after-tax)	$24,215	$62,935	$71,178	$163,182	$170,383

Diluted weighted average number of common shares outstanding (millions of shares)	117,849,760	118,938,355	123,242,174	119,262,710	123,380,954

Diluted income before unusual items (after-tax) per share	$0.21	$0.53	$0.58	$1.37	$1.38

Quarterly Financial Data (unaudited)
A summary of selected financial information for the prior eight quarters is as follows:

	Three Months Ended
	Sep 30	Jun 30	Mar 31	Dec 31
($ thousands, except per share amounts)	2005	2005	2005	2004

Revenue	$349,291	$410,914	$438,300	$485,408
Net income (loss)	(21,789)	62,935	76,032	66,061
Basic net income (loss) per common share	(0.19)	0.53	0.63	0.55
Diluted net income (loss) per common share	(0.19)	0.53	0.63	0.54

	Three Months Ended
	Sep 30	Jun 30	Mar 31	Dec 31
($ thousands, except per share amounts)	2004	2004	2004	2003

Revenue	$428,840	$412,283	$392,953	$358,421
Net income (loss)	71,178	52,375	46,830	(111,696)
Basic net income (loss) per common share	0.59	0.43	0.39	(0.93)
Diluted net income (loss) per common share	0.58	0.42	0.38	(0.93)

Our quarterly revenues are not materially impacted by seasonality.

METHANEX CORPORATION 2005 THIRD QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS

How We Analyze Our Business
We review our results of operations by analyzing changes in the components of our Adjusted EBITDA, depreciation and amortization, interest expense, interest and other income and income taxes. In addition to the methanol that we produce at our facilities, we also purchase and re-sell methanol produced by others. We analyze the impact of produced methanol sales separately from purchased methanol sales as the margin characteristics of each are very different.
The discussion of purchased methanol and its impact on our results of operations is more meaningfully discussed on a net margin basis, because the cost of sales of purchased methanol consists principally of the cost of the methanol itself, which is directly related to the price of methanol at the time of purchase. We previously allocated storage and handling costs to each source of product for the purposes of this analysis. These costs are now included in the cost variance described below as they do not fluctuate significantly from one period to another and are not impacted by the sales volumes of purchased methanol.
Commencing in 2005, we are providing discussion of the changes in Adjusted EBITDA related to our Kitimat and New Zealand facilities separately from the changes in Adjusted EBITDA related to our Chile and Trinidad facilities. The average realized methanol price, total cash cost and sales volume variances described in this Management’s Discussion and Analysis represent the changes in Adjusted EBITDA excluding the changes related to sales of Kitimat and New Zealand produced methanol. The change in cash margin related to our Kitimat and New Zealand facilities is presented separately. Natural gas is the primary feedstock at our methanol production facilities. Our low cost Chile and Trinidad production hubs are underpinned by long-term low cost take-or-pay natural gas purchase contracts with pricing terms that vary with methanol prices. We believe this relationship enables these facilities to be competitive throughout the methanol price cycle and, accordingly, changes in the average realized methanol price, sales volume and total cash cost for methanol produced at these facilities are the key drivers of changes in our Adjusted EBITDA. In comparison, our facilities in Kitimat and New Zealand incur higher production costs and their operating results represent a smaller proportion of our Adjusted EBITDA.
The price, cost and volume variances included in our Adjusted EBITDA analysis are defined and calculated as follows:

PRICE	The change in our Adjusted EBITDA as a result of changes in average realized methanol price is calculated as the difference from period-to-period in the selling price of produced methanol multiplied by the current period sales volume of methanol produced at our Chile and Trinidad facilities. Sales under long-term contracts where the prices are either fixed or linked to our costs plus a margin are included as sales of produced methanol.

COST	The change in our Adjusted EBITDA as a result of changes in cash costs is calculated as the difference from period-to-period in variable cash cost per tonne multiplied by the sales volume of methanol produced at our Chile and Trinidad facilities in the current period, plus the change in fixed production costs, selling, general and administrative expenses and fixed storage and handling costs.

VOLUME	The change in our Adjusted EBITDA as a result of changes in sales volume is calculated as the difference from period-to-period in the sales volume of methanol produced at our Chile and Trinidad facilities multiplied by the margin per tonne for the prior period. The margin per tonne is calculated as the difference between the selling price per tonne and the variable cash cost per tonne.

METHANEX CORPORATION 2005 THIRD QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS

Forward-Looking Statements
Statements made in this document that are based on our current expectations, estimates and projections constitute forward-looking statements. Forward-looking statements are based on our experience and perception of trends, current conditions, expected future developments and other factors. By their nature, forward-looking statements involve uncertainties and risks that may cause the stated outcome to differ materially from the actual outcome.
Important factors that can cause anticipated outcomes to differ materially from actual outcomes include worldwide economic conditions; conditions in the methanol and other industries, including the supply and demand balance for methanol; actions of competitors; changes in laws or regulations; the ability to implement business strategies, pursue business opportunities and maintain and enhance our competitive advantages; the risks attendant with methanol production and marketing, including operational disruption; the risks associated with carrying out capital expenditure projects, including disruptions during the start up phase of our Chile IV plant or that this project will be completed on budget; availability and price of natural gas feedstock; foreign exchange risk; raw material and other production costs; transportation costs; the ability to attract and retain qualified personnel; the risks associated with investments and operations in multiple jurisdictions and other risks that we may describe in publicly available documents filed from time to time with securities commissions.
Having in mind these and other factors, many of which are described in this document, readers are cautioned not to place undue reliance on forward-looking statements. We do not guarantee that anticipated outcomes made in forward-looking statements will be realized.

METHANEX CORPORATION 2005 THIRD QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS

Methanex Corporation
Consolidated Statements of Income (unaudited)
(thousands of U.S. dollars, except number of shares and per share amounts)

	THREE MONTHS ENDED		NINE MONTHS ENDED
	SEP 30	SEP 30	SEP 30	SEP 30
	2005	2004	2005	2004

Revenue	$349,291	$428,840	$1,198,505	$1,234,076
Cost of sales and operating expenses	280,019	302,938	874,943	920,458
Depreciation and amortization	23,315	20,188	64,799	56,817
Kitimat closure costs (note 10)	29,125	—	29,125	—

Operating income before undernoted items	16,832	105,714	229,638	256,801
Interest expense (note 8)	(11,424)	(8,715)	(30,999)	(21,344)
Interest and other income	7,001	941	8,371	4,500

Income before income taxes	12,409	97,940	207,010	239,957
Income taxes:
Current	(11,011)	(13,944)	(41,207)	(33,870)
Future	(6,308)	(12,818)	(31,746)	(35,704)
Adjustment related to retroactive change in tax legislation (note 5)	(16,879)	—	(16,879)	—

	(34,198)	(26,762)	(89,832)	(69,574)

Net income (loss)	$(21,789)	$71,178	$117,178	$170,383

Net income (loss) per common share:

Basic	$(0.19)	$0.59	$0.99	$1.40
Diluted	$(0.19)	$0.58	$0.98	$1.38

Weighted average number of common shares outstanding:
Basic	117,507,684	121,618,362	118,604,678	121,904,763
Diluted	117,507,684	123,242,174	119,262,710	123,380,954

Period end number of common shares outstanding	116,624,767	119,952,367	116,624,767	119,952,367
See accompanying notes to consolidated financial statements.
METHANEX CORPORATION 2005 THIRD QUARTER REPORT
CONSOLIDATED FINANCIAL STATEMENTS

Methanex Corporation
Consolidated Balance Sheets
(thousands of U.S. dollars)

	SEP 30	DEC 31
	2005	2004

	(unaudited)
Assets

Current assets:
Cash and cash equivalents	$152,246	$210,049
Receivables	212,300	293,207
Inventories	161,986	142,164
Prepaid expenses	17,036	16,480

	543,568	661,900
Property, plant and equipment (note 2)	1,392,588	1,366,787
Other assets	87,873	96,194

	$2,024,029	$2,124,881

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$171,626	$230,758
Current maturities on long-term debt and other long-term liabilities	22,056	268,303

	193,682	499,061
Long-term debt (note 4)	493,932	350,868
Other long-term liabilities	61,132	60,170
Future income taxes (note 5)	314,163	265,538
Shareholders’ equity:
Capital stock	515,355	523,255
Contributed surplus	3,520	3,454
Retained earnings	442,245	422,535

	961,120	949,244

	$2,024,029	$2,124,881

See accompanying notes to consolidated financial statements.
METHANEX CORPORATION 2005 THIRD QUARTER REPORT
CONSOLIDATED FINANCIAL STATEMENTS

Methanex Corporation
Consolidated Statements of Shareholders’ Equity (unaudited)
(thousands of U.S. dollars, except number of common shares)

					TOTAL
	NUMBER OF	CAPITAL	CONTRIBUTED	RETAINED	SHAREHOLDERS’
	COMMON SHARES	STOCK	SURPLUS	EARNINGS	EQUITY

Balance, December 31, 2003	120,007,767	$499,258	$7,234	$279,039	$785,531
Year ended December 31, 2004
Net income	—	—	—	236,444	236,444
Compensation expense related to stock options included in net income	—	—	1,738	—	1,738
Proceeds on issue of shares on exercise of stock options	6,158,250	44,654	—	—	44,654
Reclassification of grant date fair value on exercise of stock options	—	5,518	(5,518)	—	—
Payments for shares repurchased	(6,143,600)	(26,175)	—	(59,545)	(85,720)
Dividend payments	—	—	—	(33,403)	(33,403)

Balance, December 31, 2004	120,022,417	$523,255	$3,454	$422,535	$949,244
Six month period ended June 30, 2005
Net income	—	—	—	138,967	138,967
Compensation expense related to stock options included in net income	—	—	1,316	—	1,316
Proceeds on issue of shares on exercise of stock options	1,254,600	9,944	—	—	9,944
Reclassification of grant date fair value on exercise of stock options	—	1,950	(1,950)	—	—
Payments for shares repurchased	(3,649,400)	(15,684)	—	(51,089)	(66,773)
Dividend payments	—	—	—	(22,541)	(22,541)

Balance, June 30, 2005	117,627,617	$519,465	$2,820	$487,872	$1,010,157
Three month period ended September 30, 2005
Net loss	—	—	—	(21,789)	(21,789)
Compensation expense related to stock options included in net loss	—	—	786	—	786
Proceeds on issue of shares on exercise of stock options	27,150	230	—	—	230
Reclassification of grant date fair value on exercise of stock options	—	86	(86)	—	—
Payments for shares repurchased	(1,030,000)	(4,426)	—	(10,938)	(15,364)
Dividend payments	—	—	—	(12,900)	(12,900)

Balance, September 30, 2005	116,624,767	$515,355	$3,520	$442,245	$961,120

See accompanying notes to consolidated financial statements.
METHANEX CORPORATION 2005 THIRD QUARTER REPORT
CONSOLIDATED FINANCIAL STATEMENTS

Methanex Corporation
Consolidated Statements of Cash Flows(unaudited)
(thousands of U.S. dollars)

	THREE MONTHS ENDED		NINE MONTHS ENDED
	SEP 30	SEP 30	SEP 30	SEP 30
	2005	2004	2005	2004

Cash Flows from Operating Activities
Net income (loss)	$(21,789)	$71,178	$117,178	$170,383
Add:
Depreciation and amortization	23,315	20,188	64,799	56,817
Future income taxes	23,187	12,818	48,625	35,704
Other	4,347	4,493	13,638	8,257

Cash flows from operating activities before undernoted changes	29,060	108,677	244,240	271,161
Receivables	43,571	(13,499)	91,269	(34,695)
Inventories	(15,949)	(30,405)	(16,101)	(14,438)
Prepaid expenses	1,628	1,982	(556)	(369)
Accounts payable and accrued liabilities	(12,532)	(3,499)	(63,765)	(503)

	45,778	63,256	255,087	221,156

Cash Flows from Financing Activities
Repayment of long-term debt	(250,000)	—	(250,000)	—
Proceeds on issue of long-term debt, net of discount and financing costs	148,090	—	148,090	—
Payments for shares repurchased	(15,364)	(42,314)	(82,137)	(60,230)
Dividend payments	(12,900)	(9,360)	(35,441)	(23,778)
Proceeds on issue of shares on exercise of stock options	230	1,789	10,174	33,600
Repayment of limited recourse long-term debt	—	—	(4,032)	(182,758)
Proceeds on issue of limited recourse long-term debt	—	—	—	14,887
Release of restricted cash	—	—	—	14,258
Repayment of other long-term liabilities	(282)	(7,728)	(7,922)	(11,654)

	(130,226)	(57,613)	(221,268)	(215,675)

Cash Flows from Investing Activities
Plant and equipment under construction	(7,419)	(25,263)	(39,377)	(111,878)
Property, plant and equipment	(25,837)	(9,892)	(57,073)	(17,229)
Changes in non-cash working capital related to investing activities	3,592	(8,534)	5,968	1,994
Other assets	246	(2,426)	(1,140)	(4,532)

	(29,418)	(46,115)	(91,622)	(131,645)

Increase (decrease) in cash and cash equivalents	(113,866)	(40,472)	(57,803)	(126,164)
Cash and cash equivalents, beginning of period	266,112	202,171	210,049	287,863

Cash and cash equivalents, end of period	$152,246	$161,699	$152,246	$161,699

Supplementary Cash Flow Information
Interest paid, net of capitalized interest	$13,485	$14,664	$35,018	$32,686
Income taxes paid, net of amounts refunded	$16,904	$7,521	$40,756	$35,196

See accompanying notes to consolidated financial statements.

METHANEX CORPORATION 2005 THIRD QUARTER REPORT CONSOLIDATED FINANCIAL STATEMENTS	PAGE 16

Methanex Corporation
Notes to Consolidated Financial Statements (unaudited)
Except where otherwise noted, tabular dollar amounts are stated in thousands of United States dollars.
1. Basis of presentation:
These interim consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada on a basis consistent with those followed in the most recent annual consolidated financial statements. These interim consolidated financial statements do not include all note disclosures required by Canadian generally accepted accounting principles for annual financial statements, and therefore should be read in conjunction with the annual consolidated financial statements included in the Methanex Corporation 2004 Annual Report.
2. Property, plant and equipment:

		Accumulated
	Cost	Depreciation	Net Book Value

September 30, 2005
Plant and equipment	$2,720,698	$1,361,772	$1,358,926
Other	66,415	32,753	33,662

	$2,788,813	$1,394,525	$1,392,588

December 31, 2004
Plant and equipment	$2,422,148	$1,302,701	$1,119,447
Plant and equipment under construction	222,443	—	222,443
Other	53,976	29,079	24,897

	$2,698,567	$1,331,780	$1,366,787

During June 2005, Chile IV entered the start-up phase of operations and the cost has been reclassified from plant and equipment under construction to plant and equipment.
3. Interest in Atlas joint venture:
The Company has a 63.1% joint venture interest in Atlas Methanol Company (Atlas), a joint venture that has a 1.7 million tonne per year methanol plant in Trinidad. Included in the consolidated financial statements are the following amounts representing the Company’s proportionate interest in the Atlas joint venture:

	Sep 30, 2005	Dec 31, 2004

Consolidated Balance Sheets:
Cash and cash equivalents	$39,302	$13,981
Other current assets	27,183	21,677
Property, plant and equipment	285,328	284,336
Other assets	14,590	14,930
Current liabilities, excluding current maturities on long-term debt	20,529	30,112
Future income taxes	19,783	—
Long-term debt, including current maturities	154,980	159,012

METHANEX CORPORATION 2005 THIRD QUARTER REPORT NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Interest in Atlas joint venture (continued):

	Three Months Ended		Nine Months Ended
	Sep 30, 2005	Sep 30, 2004	Sep 30, 2005	Sep 30, 2004

Consolidated Statements of Income (loss):

Revenue	$27,654	$17,348	$153,681	$17,348
Expenses	23,649	13,254	103,885	13,254

Income before income taxes	4,005	4,094	49,796	4,094
Future income taxes (note 5)	(19,783)	—	(19,783)	—

Net income (loss)	$(15,778)	$4,094	$30,013	$4,094

Consolidated Statements of Cash Flows:
Cash inflows from operating activities	$7,786	$7,318	$38,767	$7,318
Cash inflows (outflows) from financing activities	—	—	(4,032)	14,887
Cash outflows from investing activities	(5,606)	(4,752)	(9,414)	(47,166)

4. Long-term debt:

	Sep 30, 2005	Dec 31, 2004

Unsecured notes
8.75% due August 15, 2012	$200,000	$200,000
6.00% due August 15, 2015	150,000	—
7.75% due August 15, 2005	—	249,920

	350,000	449,920
Atlas limited recourse debt facilities	154,980	159,012

	504,980	608,932
Less current maturities	(11,048)	(258,064)

	$493,932	$350,868

The limited recourse debt facilities of Atlas are described as limited recourse as they are secured only by the assets of the joint venture.
5. Future income taxes:
During the third quarter of 2005, the government of Trinidad introduced new tax legislation retroactive to January 1, 2004. As a result, during the three month period ended September 30, 2005 we recorded a $17 million adjustment to increase future income taxes to reflect the retroactive impact for the period January 1, 2004 to June 30, 2005. The government has announced that it is considering an amendment to change the retroactive date to January 1, 2005. We estimate that changing the retroactive date to January 1, 2005 would substantially reverse our adjustment. There can be no assurance, however, that an amendment will be introduced and passed into law.

METHANEX CORPORATION 2005 THIRD QUARTER REPORT NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. Net income (loss) per common share:
A reconciliation of the weighted average number of common shares outstanding is as follows:

	Three Months Ended		Nine Months Ended
	Sep 30, 2005	Sep 30, 2004	Sep 30, 2005	Sep 30, 2004

Denominator for basic net income (loss) per common share	117,507,684	121,618,362	118,604,678	121,904,763
Effect of dilutive stock options	—	1,623,812	658,032	1,476,191

Denominator for diluted net income (loss) per common share	117,507,684	123,242,174	119,262,710	123,380,954

The effect of diluted stock options of 342,076 has not been included in the computation of the denominator for diluted net income (loss) per common share for the three month period ended September 30, 2005 as the effect would be anti-dilutive.
7. Stock-based compensation:
(a) Stock options:
     i) Incentive stock options:
     Common shares reserved for outstanding incentive stock options at September 30, 2005:

	Options Denominated in CAD$		Options Denominated in US$
	Number of	Weighted Average	Number of	Weighted Average
	Stock Options	Exercise Price	Stock Options	Exercise Price

Outstanding at December 31, 2004	784,675	$10.82	1,397,000	$8.36
Granted	—	—	652,750	17.73
Exercised	(403,800)	11.76	(696,800)	7.93
Cancelled	(15,500)	14.63	—	9.64

Outstanding at June 30, 2005	365,375	$9.61	1,348,100	$13.12
Granted	—	—	30,000	15.04
Exercised	(9,500)	8.84	(17,650)	9.02
Cancelled	—	—	(5,500)	13.93

Outstanding at September 30, 2005	355,875	$9.63	1,354,950	$13.21

Exercisable at September 30, 2005	355,875	$9.63	396,300	$8.20

ii)	Performance stock options:
     Common shares reserved for outstanding performance stock options at September 30, 2005:

	Number of	Average Exercise
	Stock Options	Price (CAD$)

Outstanding at December 31, 2004	204,000	$4.47
Exercised	(154,000)	4.47

Outstanding at June 30, 2005 and September 30, 2005	50,000	$4.47

As at September 30, 2005, all outstanding performance stock options have vested and are exercisable.

METHANEX CORPORATION 2005 THIRD QUARTER REPORT NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. Stock-based compensation (continued):
iii)	Compensation expense related to stock options:
Compensation expense related to stock options included in cost of sales and operating expenses is $0.8 million for the three month period ended September 30, 2005 (2004 — $0.3 million) and $2.1 million for the nine month period ended September 30, 2005 (2004 — $1.4 million). The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2005	2004

Risk-free interest rate	4%	3%
Expected dividend yield	2%	2%
Expected life	5 years	5 years
Expected volatility	43%	35%

For the nine month period ended September 30, 2005, the weighted average grant date fair value of stock options granted was US$6.51 per share (2004 — US$3.63 per share).
(b) Deferred and restricted share units:
Deferred and restricted share units outstanding at September 30, 2005 are as follows:

	Number of	Number of
	Deferred Share	Restricted Share
	Units	Units

Outstanding at December 31, 2004	455,519	1,014,313
Granted	77,075	561,150
Dividend equivalents	5,425	13,632
Redeemed	—	(29,672)
Cancelled	—	(33,900)

Outstanding at June 30, 2005	538,019	1,525,523
Granted	1,884	8,084
Dividend equivalents	3,981	11,277
Redeemed	—	(1,713)

Outstanding at September 30, 2005	543,884	1,543,171

The fair value of deferred and restricted share units at September 30, 2005 was $33.8 million compared with an accrued value of $21.9 million. Compensation expense related to deferred and restricted share units included in cost of sales and operating expenses is $1.9 million for the three month period ended September 30, 2005 (2004 — $3.3 million) and $6.9 million for the nine month period ended September 30, 2005 (2004 — $8.3 million).
8. Interest expense:

	Three Months Ended		Nine Months Ended
	Sep 30, 2005	Sep 30, 2004	Sep 30, 2005	Sep 30, 2004

Interest expense before capitalized interest	$11,424	$14,037	$38,763	$41,139
Less: capitalized interest	—	(5,322)	(7,764)	(19,795)

	$11,424	$8,715	$30,999	$21,344

METHANEX CORPORATION 2005 THIRD QUARTER REPORT NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. Retirement plans:
Total net pension expense for the Company’s defined benefit and defined contribution pension plans during the three and nine month periods ended September 30, 2005 was $1.2 million (2004 — $1.6 million) and $3.7 million (2004 — $4.9 million), respectively.
10. Kitimat closure costs:
During the three month period ended September 30, 2005 we announced the planned November 1, 2005 closure of the Kitimat methanol and ammonia facilities. The total closure costs are estimated to be approximately $41 million and include employee severance costs of approximately $13 million and contract termination costs of approximately $28 million. Contract termination costs include costs to terminate a take-or-pay natural gas transportation agreement and an ammonia supply agreement. A portion of the total costs has been recognized in the third quarter of 2005 and the remaining costs will be recognized in the fourth quarter. As a result, during the three month period ended September 30, 2005, we recorded Kitimat closure costs of $29 million and the remaining Kitimat closure costs of approximately $12 million will be recorded during the fourth quarter of 2005. Approximately $7 million of the total Kitimat closure costs are expected to be paid during the fourth quarter of 2005 with the remainder paid in early 2006.

METHANEX CORPORATION 2005 THIRD QUARTER REPORT NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Methanex Corporation
Quarterly History (unaudited)

	YTD
	2005	Q3	Q2	Q1	2004	Q4	Q3	Q2	Q1	2003	Q4	Q3	Q2	Q1

METHANOL SALES VOLUMES (thousands of tonnes)

Company produced	3,837	1,130	1,332	1,375	5,298	1,531	1,307	1,233	1,227	4,933	1,328	1,200	1,211	1,194
Purchased product	890	325	269	296	1,960	402	423	600	535	1,392	399	350	332	311
Commission sales[1]	378	75	158	145	169	128	41	—	—	254	—	—	55	199

	5,105	1,530	1,759	1,816	7,427	2,061	1,771	1,833	1,762	6,579	1,727	1,550	1,598	1,704

METHANOL PRODUCTION (thousands of tonnes)

Chile	2,113	684	702	727	2,692	690	640	666	696	2,704	640	624	732	708
Titan, Trinidad	521	184	135	202	740	154	176	220	190	577	222	202	153	—
Atlas, Trinidad (63.1%)	644	157	252	235	421	264	157	—	—	—	—	—	—	—
New Zealand	343	120	103	120	1,088	266	304	229	289	968	158	229	225	356
Kitimat	341	102	120	119	486	122	121	121	122	449	109	91	122	127

	3,962	1,247	1,312	1,403	5,427	1,496	1,398	1,236	1,297	4,698	1,129	1,146	1,232	1,191

METHANOL PRICE [2]
($/tonne)	253	240	256	262	237	251	248	225	223	224	208	219	245	227
($/gallon)	0.76	0.72	0.77	0.79	0.71	0.75	0.75	0.68	0.67	0.67	0.63	0.66	0.74	0.68

PER SHARE INFORMATION ($ per share)
Basic net income (loss)	$0.99	(0.19)	0.53	0.63	1.95	0.55	0.59	0.43	0.39	0.01	(0.93)	(0.08)	0.38	0.59
Diluted net income (loss)	$0.98	(0.19)	0.53	0.63	1.92	0.54	0.58	0.42	0.38	0.01	(0.93)	(0.08)	0.37	0.57

[1]	Commission sales volumes include the 36.9% of production from Atlas that we do not own. Commission sales volumes prior to 2004 represents commission sales of production from Titan Methanol Company prior to our acquisition of Titan effective May 1, 2003.

[2]	Average realized price is calculated as revenue, excluding commissions earned, divided by the total sales volumes of produced and purchased methanol. Prior to 2005, in-market distribution costs were also deducted from revenue when calculating average realized methanol price for presentation in the Management’s Discussion and Analysis. The presentation of average methanol price for prior periods has been restated.